Exhibit 4.13

AMENDMENT NO. 10

TO

WINDSTREAM 401(k) PLAN

WHEREAS, Windstream Corporation (the “Company”) maintains the Windstream 401(k) Plan, established effective as of July 1, 2006, and as subsequently amended (the “Plan”); and

WHEREAS, the Company desires further to amend the Plan;

NOW THEREFORE, BE IT RESOLVED, that the Company hereby amends the Plan in the respects hereinafter set forth:

1. Effective as of January 1, 2007, a new paragraph is added to the end of the Preamble to provide as follows:

The Plan is intended to be in good faith compliance with the requirements of the Pension Protection Act of 2006 (“PPA”), Heroes Earnings Assistance and Relief Act of 2008 (“Heart Act”), and Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”) and is to be construed in accordance with PPA, Heart Act, WRERA and guidance issued thereunder. Unless otherwise specifically provided by the terms of the Plan, this document is effective with respect to each change made to satisfy the provisions of (i) PPA, Heart Act and/or WRERA, (ii) any other change in the Code or ERISA, or (iii) regulations, rulings, or other published guidance issued under the Code or ERISA, with respect to any plan directly or indirectly merged (including a transfer of assets and liabilities from any plan in accordance with section 414(l) of the Code) into the Plan as of the first day of the first period with respect to which such change became required because of such provision (including any day that became such as a result of an election or waiver and including for periods prior to the merger to the extent so required). Accordingly, the Plan is also an amendment to any plan directly or indirectly merged into the Plan but only with respect to such compliance amendments and shall not be construed to expand the definition of “eligible employee,” change benefit rates, or otherwise change any substantive provision of any plan merged into the Plan that is not directly affected by a compliance amendment prior to the merger date.

2. Effective with respect to deaths occurring on or after January 1, 2007, a new paragraph is added to the end of Section 3.10 of the Plan to provide as follows:

If a Participant dies while performing qualified military service (as defined in section 414(u) of the Code), the survivors of the Participant are entitled to any additional benefits (other than benefit accruals relating to the period of qualified military service) provided under the Plan had the Participant resumed employment immediately prior to his death and then terminated employment on account of death.

3. Effective for Plan Years beginning after December 31, 2007, Section 7.03 of the Plan is amended to provide as follows:

7.03	Distribution of Excess Deferrals

If an Employer notifies the Plan Administrator that the Code Section 402(g) limit has been exceeded by a Participant for his taxable year, the excess deferrals, plus any income and minus any losses attributable thereto through

December 31 of the Plan Year for which the excess deferrals are made, shall be distributed to the Participant no later than the April 15 immediately following such taxable year. Any Salary Deferral Contributions that are distributed to a Participant in accordance with this Section 7.03 shall not be taken into account in computing the Participant’s actual deferral percentage for the Plan Year in which the Salary Deferral Contributions were made, unless the Participant is a Highly Compensated Employee. If an amount of Salary Deferral Contributions is distributed to a Participant in accordance with this Section 7.03, matching contributions that are attributable solely to the distributed Salary Deferral Contributions, plus any income and minus any losses attributable thereto through December 31 of the Plan Year for which the excess deferrals are made, shall be distributed to the Participant.

Notwithstanding any other provision of the Plan to the contrary, if a Participant notifies the Plan Administrator in writing no later than the March 1 following the close of the Participant’s taxable year (1) that excess deferrals have been made on his behalf under the Plan and any other plan for such taxable year and (2) the amount of such excess deferrals which are to be allocated to the Plan, the excess deferrals, plus any income and minus any losses attributable thereto through December 31 of the Plan Year for which the excess deferrals are made, may be distributed to the Participant no later than the April 15 immediately following such taxable year. Any Salary Deferral Contributions that are distributed to a Participant in accordance with this Section 7.03 shall nevertheless be taken into account in computing the Participant’s actual deferral percentage for the Plan Year in which the Salary Deferral contributions were made. If an amount of Salary Deferral Contributions is distributed to a Participant in accordance with this Section 7.03, matching contributions that are attributable solely to the distributed Salary Deferral Contributions, plus any income and minus any losses attributable thereto through December 31 of the Plan Year for which the excess deferrals are made, shall be distributed to the Participant.

4. Effective for Plan Years beginning after December 31, 2007, the last paragraph of Section 7.04(a) of the Plan is amended to provide as follows:

The earnings (income or loss) attributable to “excess contributions” and/or “excess aggregate contributions” that are distributed in accordance with this Section 7.04(a) shall be determined for the Plan Year to which the “excess contributions” and/or “excess aggregate contributions” were made under the method otherwise used for allocating earnings to Participant’s Separate Accounts.

5. For Plan amendments adopted after August 9, 2006, a new Section 9.04 is added to the Plan to provide as follows:

9.04	Amendments to Vesting Schedule

For Plan amendments adopted after August 9, 2006, if any Plan amendment changes any vesting schedule under the Plan applicable to a Participant, the Participant’s vested interest in his Separate Account as of the later of the effective date of the amendment or the date the amendment is adopted shall be computed under such vesting schedule of the Plan either with or without regard to such amendment, whichever is more favorable to the Participant.

6. Effective as of January 1, 2010, Section 10.01(b) is amended to provide as follows:

(b)	For all purposes of the Plan other than with respect to Rollover Contributions or as provided in Section 10.01(c), each Eligible Employee shall become a Participant on the later of the date he becomes an Eligible Employee or the date that is six months after the date he first completes an Hour of Service, provided that his employment has not terminated and he remains an Eligible Employee on such date. Notwithstanding the foregoing:

(i)	A person who was an employee of Valor Communications Group, Inc. (or related entity) immediately prior to the merger with Alltel Holding Corp. and is an Eligible Employee as of the first day of the first payroll period for the Plan Year ending December 31, 2007, shall become a Participant on that first day of the first payroll period for the Plan Year ending December 31, 2007.

(ii)	A person who was an employee of The Concord Telephone Company (or related entity) immediately prior to the merger with Windstream Corporation and is an Eligible Employee as of the first day of the first payroll period for the Plan Year ending December 31, 2008, shall become a Participant on that first day of the first payroll period for the Plan Year ending December 31, 2008.

(iii)	A person who was an employee of Lexcom, Inc. (or related entity) immediately prior to the merger with Windstream Corporation and is an Eligible Employee as of the first day of the first payroll period for the Plan Year ending December 31, 2010, shall become a Participant on that first day of the first payroll period for the Plan Year ending December 31, 2010.

(iv)	A person who was an employee of D&E Communications, Inc. (or related entity) immediately prior to the merger with Windstream Corporation and is an Eligible Employee as of the first day of the first payroll period for the Plan Year ending December 31, 2010, shall become a Participant on that first day of the first payroll period for the Plan Year ending December 31, 2010.

7. Effective as if originally included in the Plan, the reference to “11.04” in Section 11.04 is replaced by a reference to “11.03”.

8. Effective for Plan Years beginning after December 31, 2006, a new Section 11.10(g) is added to the Plan to read as follows:

(g)

Diversification of Company Stock. The provisions of this Section 11.10(g) shall apply to any investment in Windstream Corporation stock if such stock is publicly traded or treated as publicly traded under section 401(a)(35) of the Code. Windstream Corporation stock that is not publicly-traded shall be treated as publicly-traded securities if the Company or any member of its controlled group (determined as provided in section 414(b) of the Code, but substituting 50 percent for 80 percent) has issued publicly-traded securities, unless neither the Company nor its parent company has issued either (i)

publicly-traded securities or (ii) a special class of stock that grants particular rights to or bears particular risks for the holder or issuer with respect to any member of the controlled group. Notwithstanding any other provision of the Plan to the contrary, a Participant (or Beneficiary) whose Separate Account is invested, in whole or in part, in the Windstream Stock Fund shall be permitted to divest such investments and reinvest such Separate Account in other Investment Funds provided under the Plan.

The Plan shall offer at least three Investment Fund options as alternatives to the Windstream Stock Fund. Each such alternative Investment Fund shall be diversified and shall have materially different risk and return characteristics.

The Plan shall not be treated as meeting the requirements of this Section 11.10(g) if the Plan imposes any restrictions or conditions on investment in the Windstream Stock Fund that do not also apply to investment in the other Investment Funds (other than any restrictions or conditions imposed by reason of the application of securities laws or as otherwise provided in applicable guidance).

9. Effective as of August 20, 2009, two new paragraphs are added to the end of Section 13.01 to provide as follows:

Notwithstanding the foregoing, each Eligible Employee who becomes employed with Walker and Associates of North Carolina, Inc. (“Walker”) in connection with the Definitive Agreement regarding the proposed sale to Walker of assets related to the non-affiliate side of Windstream Supply, LLC’s business (the “Definitive Agreement”) shall, subject to the closing of the transaction described in the Definitive Agreement, be eligible for a Regular Employer Matching Contribution without regard to the requirement that the Eligible Employee be employed as an Eligible Employee on the last day of the Plan Year and receive such Regular Employer Matching Contribution as soon as administratively practicable following the closing of the transaction described in the Definitive Agreement.

Notwithstanding the foregoing, each Eligible Employee whose employment with an Employer is classified by the Employer to end and ends pursuant to the 2009 restructuring (which restructuring began on September 30, 2009 and is designed to eliminate approximately 350 positions by the end of 2009 to offset revenue pressure in the residential voice business and to better align the Company to focus on broadband and business enterprise opportunities) (the “Restructuring”) shall be eligible for a Regular Employer Matching Contribution without regard to the requirement that the Eligible Employee be employed as an Eligible Employee on the last day of the Plan Year and receive such Regular Employer Matching Contribution as soon as administratively practicable after the completion of the Restructuring.

10. Effective for Plan Years beginning after December 31, 2006, the first sentence of Section 15.02 of the Plan is amended to provide as follows:

Any distribution to the Participant that commences prior to his attainment of the age of 65 years shall require the written consent of the Participant within 180 days of the date of any such distribution if the value of the Participant’s Separate Account at the time of such distribution exceeds $1,000.

11. Effective for Plan Years beginning after December 31, 2006, the first sentence of Section 15.03 of the Plan is amended to provide as follows:

Within the 150 day period ending 30 days prior to the date distribution of a Participant’s Separate Account is to be made or commenced, the Plan Administrator shall provide him with a written explanation of the forms of payment available under the Plan, his right to make a direct rollover, and, except as otherwise provided in Section 15.04, the Participant’s right to defer distribution of his Separate Account until a date not later than the date required pursuant to Article XVI and, for notices distributed after December 31, 2006, a description of the consequences to the Participant of not deferring distribution until such date.

12. Effective for distributions made after December 31, 2007, a new sentence is added to the end of Section 15.05(b) to provide as follows:

In addition, an “eligible retirement plan” shall also mean a Roth IRA described in Section 408A of the Code.

13. Effective for the calendar year beginning January 1, 2009, a new Section 16.01(d) is added to the end of Section 16.01 of the Plan to provide as follows:

(d)	Notwithstanding the any provision of this Article XVI to the contrary, a Participant or Beneficiary who would have been required to receive required minimum distributions for 2009 but for the enactment of Section 401(a)(9)(H) of the Code (“2009 RMDs”), and who would have satisfied that requirement by receiving distributions that are (1) equal to the 2009 RMDs or (2) one or more payments in a series of substantially equal distributions (that include the 2009 RMDs) made at least annually and expected to last for the life (or life expectancy) of the Participant, the joint lives (or joint life expectancy) of the Participant and the Participant’s designated beneficiary, or for a period of at least 10 years (“Extended 2009 RMDs”), will not receive those distributions for 2009 unless the Participant or Beneficiary chooses to receive such distributions. Participants and Beneficiaries described in the preceding sentence will be given the opportunity to elect to receive the distributions described in the preceding sentence in the manner and form prescribed by the Plan Administrator. A direct rollover under Section 15.06 will be offered for 2009 RMDs but only if paid with an additional amount that is an eligible rollover distribution without regard to Section 401(a)(9)(H) of the Code.

IN WITNESS WHEREOF, the Company, by its duly authorized representative, has caused this Amendment No. 10 to the Windstream 401(k) Plan to be executed on this 29th day of December, 2009.

WINDSTREAM CORPORATION

By:	/s/ Robert R. Boyd
Title:	Member of Benefits Committee